UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                MVC Capital, Inc.
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                    553829102
                                 (CUSIP Number)

                               Fred M. Stone, Esq.
                            Millennium Partners, L.P.
                           666 Fifth Avenue, 8th Floor
                            New York, New York 10103
                                 (212) 841-4100
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 13, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box |_|.

                                 SCHEDULE 13D/A

-------------------
CUSIP No. 553829102
-------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Israel A. Englander
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,369,770*
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,369,770*
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,369,770*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                      |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.23% (based on a figure of 18,938,990 shares of common stock reported as being outstanding (as of January 13, 2005) on MVC Capital, Inc.'s Annual Report on Form 10-K for the fiscal year ended October 31, 2004).

     *See Item 2 below for a breakdown of share ownership.
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------


                              Page 2 of 5 Pages

                                Explanatory Note

      This Amendment No. 2 amends the Statement on Schedule 13D (the "Original
Schedule 13D") filed with the Securities and Exchange Commission on June 12, 2002 by Millenco, L.P and the Statement on Schedule 13D/A (collectively with the Original Schedule 13D, the "Schedule 13D") filed with the Securities and Exchange Commission on January 12, 2005 by Israel A. Englander. The class of equity securities to which the Schedule 13D relates is the common stock, par value $0.01 per share (the "Company Common Stock"), of MVC Capital, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 287 Bowman Avenue, 3rd Floor, Purchase, New York 10577. The following amendments to Items 2, 3, 4 and 5 of the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

      Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

      This Schedule 13D/A is being filed by Israel A. Englander ("Mr. Englander"), whose business address is at 666 Fifth Avenue, New York, New York 10103.

      During the last five years, Mr. Englander has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      The 1,369,770 shares of the Company Common Stock that Mr. Englander may be deemed to beneficially own are held by Millenco, L.P. ("Millenco") (359,871 shares), Millennium Global Estate, L.P. ("Global Estate") (185,000 shares), Millennium USA, L.P. ("USA") (444,771 shares), Millennium Partners, L.P. ("Partners") (10,128 shares) and Millennium International, Ltd. ("International") (370,000 shares). Mr. Englander is the managing member of Millennium Management, L.L.C., which serves as the general partner of Millenco, as the managing member of the general partner of Global Estate, as the general partner of USA, and as the managing general partner of Partners. Mr. Englander is also the managing member of Millennium International Management, L.L.C., which is the manager of International. The foregoing should not be construed in and of itself as an admission by Mr. Englander as to beneficial ownership of the shares. The business address for Millenco, Global Estate, USA, Millennium Management, L.L.C. and Millennium International Management, L.L.C. is 666 Fifth Avenue, New York, New York 10103. The business address for Partners and International is c/o Millennium Management, L.L.C., 666 Fifth Avenue, New York, New York 10103.

Item 3. Source and Amount of Funds or Other Consideration.

      Item 3 of Schedule 13D is hereby supplementally amended as follows:


                              Page 3 of 5 Pages

      The amount of funds used to purchase the beneficially owned shares in the transaction giving rise to this amendment (i.e., the purchase of shares in the oversubscription) was $726,371.10. All of such funds were from the investment capital of Millenco.

Item 4. Purpose of Transaction.

      Item 4 of the Schedule 13D is hereby supplementally amended as follows:

      The securities covered by this amendment were purchased for investment pursuant to an oversubscription of a rights offering by the Company.

Item 5. Interest in Securities of the Issuer.

      Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

      (a) As of the date hereof, Mr. Englander may be deemed to beneficially own 1,369,770 shares of Company Common Stock, all of which are held by Millenco, USA, Global Estate, Partners and International. Such shares represent in the aggregate approximately 7.23% of the outstanding shares of Company Common Stock (based on a figure of 18,938,990 shares of Company Common Stock being reported outstanding (as of January 13, 2005) on MVC Capital, Inc.'s Annual Report on Form 10-K for the fiscal year ended October 31, 2004). The foregoing should not be construed in and of itself as an admission by Mr. Englander as to beneficial ownership of the shares.

      (b) Mr. Englander may be deemed to hold the sole power to vote and to dispose of the 1,369,770 shares of the Company Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander as to beneficial ownership of the shares.

      (c) Transactions in Company Common Stock during the past 60 days:

      Date:                     Qty                   Price
      01/03/2005                167,921*              $9.10
      01/13/2005                 79,821**             $9.10

* Of the 167,921 shares of Company Common Stock purchased on January 3, 2005, 35,271 shares were purchased by International, 39,300 shares were purchased by Global Estate and 93,350 shares were purchased by Millenco. The shares purchased on January 3, 2005 were purchased pursuant to a rights offering by the Company.

** These shares represent purchases by Millenco pursuant to an oversubscription of the rights offering described above. The oversubscription allocation was made by the Company on January 13, 2005, and communicated to the reporting person on January 14, 2005.


                              Page 4 of 5 Pages

      (d) Millenco, Global Estate, USA, Partners and International have the right to receive dividends and proceeds from the sale of shares of Company Common Stock. Millennium Management, L.L.C. and Millennium International Management, L.L.C. have the right to direct the receipt of dividends from, or the proceeds from the sale of shares of the Company Common Stock.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

January 18, 2005


                                        /s/ Israel A. Englander
                                        --------------------------------------


                              Page 5 of 5 Pages